UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 17, 2022

Zymergen Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40354	46-2942439
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5959 Horton Street, Suite 700

Emeryville CA 94608

(Address of Principal Executive Offices) (Zip Code)

(415) 801-8073

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	ZY	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

As previously disclosed, Zymergen Inc. (“Zymergen” or the “Company”) entered into an Agreement and Plan of Merger, dated July 24, 2022, by and among Ginkgo Bioworks Holdings, Inc., a Delaware corporation (“Parent”), Pepper Merger Subsidiary Inc., a Delaware corporation and indirect wholly owned subsidiary of Parent (“Merger Sub”) and Zymergen (the “Merger Agreement”), pursuant to which, upon the satisfaction or waiver of the conditions to closing set forth therein, Merger Sub will merge with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Ginkgo (the “Merger”). On October 17, 2022, Zymergen held a special meeting of stockholders (the “Special Meeting”) to consider certain proposals relating to the Merger Agreement. Such proposals are described in more detail in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on September 14, 2022.

As of the close of business on August 31, 2022, the record date for the Special Meeting, there were 104,355,336 shares of common stock, par value $0.001 per share, of Zymergen (the “Company Common Stock”) outstanding, each of which was entitled to one vote on each proposal at the Special Meeting. At the Special Meeting, a total of 63,511,535 shares of Company Common Stock, representing approximately 60.86% of the outstanding shares of Company Common Stock entitled to vote, were present in person or represented by proxy, constituting a quorum to conduct business.

Set forth below are the proposals, and the action taken by the Company’s stockholders with respect to each proposal at the Special Meeting.

Proposal No. 1: Approval of the Merger Proposal

The Company’s stockholders approved the proposal to adopt the Merger Agreement. Approval of the Merger Agreement required the affirmative vote of a majority of the shares of Company Common Stock that were outstanding and entitled to vote as of the record date. The voting results for this proposal were as follows:

Votes For	Votes Against	Abstentions
63,444,153	54,865	12,517

Proposal No. 2: Approval of the Adjournment Proposal

The proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to solicit additional proxies if there were insufficient votes to adopt the Merger Agreement at the time of the Special Meeting, was approved, but the adjournment of the Special Meeting was not necessary as the Company’s stockholders approved the adoption of the Merger Agreement.

Votes For	Votes Against	Abstentions
62,409,625	329,630	772,280

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving the Company, Parent, and Merger Sub. Parent has filed with the SEC a registration statement on Form S-4 that included a proxy statement of the Company and that also constituted a prospectus of Parent. The Company has filed with the SEC a definitive proxy statement and other relevant documents in connection with the proposed Merger. The Company and Parent may also file other relevant documents with the SEC regarding the Merger. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Parent has filed with the SEC. The definitive proxy statement has been sent or given to the stockholders of the Company and contains important information about the proposed transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and security holders are able to obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about the Company, Parent and the Merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s website at https://investors.zymergen.com or by contacting the Company’s Investor Relations department by email at investors@zymergen.com. Copies of the documents filed with the SEC by Parent are available free of charge on Parent’s website at https://investors.ginkgobioworks.com or by contacting Parent’s Investor Relations department by email at investors@ginkgobioworks.com.

No Offer Or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s and Parent’s control. Statements in this communication regarding the Company, Parent and the combined company that are forward-looking, including projections as to the anticipated benefits of the Merger, the impact of the Merger on the Company’s and Parent’s businesses and future financial and operating results, the amount and timing of synergies from the Merger, and the aggregate amount of indebtedness of the combined company following the closing of the Merger are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the Company’s and Parent’s control. These factors include, among other things, general economic and business conditions; changes in global, political, economic, business, competitive, market and regulatory forces; judicial decisions; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; litigation and the ability of the combined company to protect its intellectual property rights; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond the Company’s and Parent’s control. Additional information concerning these risks, uncertainties and assumptions can be found in the Company’s and Parent’s respective filings with the SEC, including the risk factors discussed in the Company’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in Parent’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and in each company’s future filings with the SEC. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing the proposed acquisition may not be satisfied; Parent is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Parent is unable to promptly and effectively integrate the Company’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; legal proceedings are instituted against the Company, Parent or the combined company; the Company, Parent or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of the Company or Parent or on the Company’s or Parent’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of the Company or Parent. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the Merger and/or the Company or Parent, Parent’s ability to successfully complete the Merger and/or realize the expected benefits from the Merger. You are cautioned not to rely on the Company’s and Parent’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither the Company nor Parent assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zymergen Inc.

Date: October 17, 2022	By:	/s/ Enakshi Singh
Name: Enakshi Singh
Title: Chief Financial Officer